                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-20875
PROSPECTUS

                                 SHONEY'S, INC.

                                 265,934 Shares
                                  Common Stock
                            (Par Value $1 Per Share)
                             and Associated Rights

                                   __________


               This Prospectus relates to the shares of common stock, par value $1.00 per share (the "Common Stock") of Shoney's, Inc. (the "Company"), and associated common stock purchase rights, that may be sold upon the exercise of options granted to directors and employees (and former directors and employees) of TPI Enterprises, Inc. ("Enterprises") under the Shoney's, Inc. 1996 Stock Option Plan (the "Plan"). Under the Plan, existing and former directors and employees of Enterprises received options to purchase shares of Common Stock in exchange (and substitution) for certain options to purchase common stock of Enterprises that were outstanding at the time the Company acquired substantially all of the assets of Enterprises, on September 9, 1996.

                                   __________

                   THESE SECURITIES INVOLVE A DEGREE OF RISK
                              (SEE "RISK FACTORS")

                                   __________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



            Price to public(1)  Underwriting discount and commissions(2)  Proceeds to Company(3)
Per share     $7.61 - 33.13                         *                         $7.61 - 33.13
    Total      $5,493,884                           *                          $5,493,884

(1) The price at which shares are offered is fixed by the options granted pursuant to the Plan. The per share price and proceeds reflected in the above table represent the range of the high and low exercise prices under such options.

(2) This offering is being made directly by the Company, without the use of underwriters. No underwriting commissions or special compensation will be payable in connection with the offering.

(3) Before expenses. The total expenses the Company expects to incur in connection with the offering are not expected to exceed $7,000.

                                   __________


               The date of this Prospectus is February 7, 1997.

                               Table of Contents

AVAILABLE INFORMATION ...................................................... 2
PROSPECTUS SUMMARY ......................................................... 3
RISK FACTORS ............................................................... 4
THE COMPANY ................................................................ 5
BACKGROUND OF THE OFFERING ................................................. 5
USE OF PROCEEDS ............................................................ 5
INFORMATION REGARDING THE PLAN ............................................. 6
PURCHASE AND PAYMENT FOR SHARES OFFERED .................................... 6
RESTRICTION ON RESALE OF SHARES ............................................ 8
TAX CONSEQUENCES OF PURCHASING SHARES ...................................... 8
EXPERTS .................................................................... 9
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ............................ 9

                             Available Information

               The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C., and at the public reference facilities at certain of its Regional Offices at the following addresses: 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (such as the Company) and the address of such site is http://www.sec.gov. The shares of Common Stock are listed on the New York Stock Exchange. As such, the periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in the Prospectus (other than exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Such requests should be directed to F. E. McDaniel, Jr., Secretary and Treasurer of the Company, at 1727 Elm Hill Pike, Nashville, Tennessee 37210; (615) 391-5201.

                                * * * * * * * *

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is qualified to do so or to anyone whom it is unlawful to make such offer or solicitation.





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

                               PROSPECTUS SUMMARY

               This summary is qualified in its entirety by the detailed information incorporated by reference into, or appearing elsewhere in, the Prospectus.

                                  THE COMPANY

               The Company is a diversified food service chain consisting of Shoney's, Captain D's, BarbWire's, Pargo's and Fifth Quarter restaurants and a distribution division. As of October 27, 1996, the Company operated or franchised 1,476 restaurants in 34 states. The principal executive offices of the Company are located at 1727 Elm Hill Pike, Nashville, Tennessee 37210. The Company's telephone number is (615) 391-5201.

               On September 9, 1996, the Company acquired substantially all of the assets of TPI Enterprises, Inc. ("Enterprises"), the Company's largest franchisee, pursuant to a Plan of Tax-Free Reorganization Under Section 368(a)(1)(C) of the Internal Revenue Code and Agreement, dated March 15, 1996, as amended (the "Reorganization Agreement"), among the Company, TPI Restaurants Acquisition Corporation and Enterprises.

Issue A total of 265,934 shares of the Company's Common Stock (the "Shares") pursuant to options granted to persons who were existing or former directors or employees of Enterprises, in connection with the Company's acquisition of substantially all of Enterprises' assets (the "Acquisition").

                    Pursuant to the Reorganization Agreement, options to purchase Shares ("Replacement Options") were granted in exchange (and substitution) for options to purchase common stock of Enterprises ("Enterprises Options") that were outstanding at the time of the Acquisition under one of the following stock option plans of Enterprises: (1) TPI Enterprises, Inc. 1982 Employees' Stock Option Plan; (2) Telecom Plus International, Inc. 1983 Stock Option Plan;
                    (3) Telecom Plus International, Inc. 1984 Stock Option Plan; (4) 1992 TPI Enterprises, Inc. Stock Option and Incentive Plan; and (5) the TPI Enterprises, Inc. Non-Employee Directors Stock Option Plan (collectively, the "TPI Plans").

                    This Prospectus relates to the Shares issuable upon exercise of Replacement Options which were substituted for Enterprises Options originally granted by Enterprises to its directors and employees.

The Plan The Plan pursuant to which the Replacement Options were granted is administered by the Human Resources and Compensation Committee (the "Committee") of the Company's Board of Directors (the "Board").

Exercise Price      The exercise price of each Replacement Option was
                    determined based on the exercise price of the Enterprises
                    Option it replaced and the number of shares of Common Stock that were issued to Enterprises in the Reorganization. The exercise price is not based on the fair market value of the Shares.

Vesting and Term    The exercisability and term of each Replacement Option is
                    based on the exercisability and term of the Enterprises
                    Option it is replacing.

Tax Effects         An option holder will generally recognize ordinary income
                    in the year in which the Replacement Option is exercised and Shares are purchased.





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

                                  RISK FACTORS


               Primarily as a result of the leveraged recapitalization of the Company in 1988, the Company is highly leveraged. In the 1988 recapitalization, all shareholders of record on July 5, 1988 received, per Share, a cash dividend of $16 and $4 in principal amount of subordinated debentures, due 2000, bearing 12% interest, payable semi-annually. The cash dividend was financed through $585 million in borrowings and $145.7 million in aggregate principal amount of debentures were distributed. At October 27, 1996, the Company's indebtedness (including a reserve for litigation settlement) totaled approximately $549 million, and it had shareholders' equity of $528,000.

               On September 9, 1996, the Company completed its acquisition of substantially all of the assets of Enterprises, in exchange for the issuance by the Company of 6,785,114 shares of Common Stock and associated rights, and the assumption of certain liabilities, contracts and other obligations of Enterprises pursuant to the Reorganization Agreement (the "Closing"). In connection with the Acquisition, the Company assumed 8.25% Convertible Subordinated Debentures due July 2002 in the aggregate principal amount of $51,563,000 and discharged, with funds borrowed under a bridge loan, debt of Enterprises totaling approximately $42.9 million. The Company also borrowed $57.1 million under the bridge loan to provide capital for remodeling the newly acquired restaurants and to provide additional working capital for the Company.

FINANCIAL CONDITION AND OPERATIONS

               The level of the Company's indebtedness may limit the ability of the Company to effect future financings and may otherwise limit corporate activities. If the Company were required to refinance its indebtedness through alternative sources of financing or to reduce capital expenditures, the Company's competitive position and ability to generate cash flow in the future could be adversely affected. Moreover, no assurance can be given that such alternative sources of financing could be obtained. Also, under the terms of the Company's senior debt and the convertible debentures assumed by the Company in the Reorganization, the Company is prohibited from paying dividends or distributions on Shares and is limited in its ability to incur additional debt, leasehold obligations and contingent liabilities while such debt and debentures are outstanding.

               The Company's ability to satisfy its obligations, to reduce debt and to increase equity will be dependent upon its future performance, which will be subject to prevailing economic conditions, and to financial, business and other factors, including factors beyond the control of the Company. In the event of bankruptcy, the Shares will rank below all debt claims of the Company, including claims of the financial institutions that provide the Company's borrowings and the holders of certain debt securities of the Company. Also, certain financial institutions that provide the Company's borrowings have perfected security interests in substantially all material assets of the Company. Therefore, in the event of bankruptcy, there would be no assurances that there would be sufficient assets to pay the claims of the financial institutions providing the Company's borrowings and the holders of the Company's debt securities with any excess to satisfy all or a portion of the claims of the holders of the Shares.

CHANGES IN CONTROL OF THE COMPANY

               Certain restrictions contained in the agreements with the Company's lenders, the Company's shareholder rights plan, certain existing provisions in the Company's charter, and certain provisions of law may have the effect of making more difficult or discouraging a proxy contest involving the Company, certain mergers, a tender offer, an open market purchase program, or other purchases of Shares in circumstances that could give shareholders the opportunity to sell their Shares at a premium over then prevailing market prices.

DETERMINATION OF OFFERING PRICE

               The price at which Shares may be acquired upon exercise of Replacement Options is not based on the current market value of the Shares. The exercise price of each Replacement Option is based on the exercise price of the Enterprises Option for which it is being exchanged (and substituted) and the Exchange Ratio, which may be significantly higher than the market price of the Common Stock. The Common Stock is currently traded on the New York Stock Exchange under the symbol "SHN".


                                  THE COMPANY


               The Company is principally engaged in the operation and franchising of restaurants in the United States and operates a Commissary business which includes five distribution centers that support Company and franchise operations by providing most of the necessary food and supplies. The Company was incorporated under the laws of the State of Tennessee in 1968. Its principal executive offices are located at 1727 Elm Hill Pike, Nashville, Tennessee 37210. The Company's telephone number is (615) 391-5201.


                           BACKGROUND OF THE OFFERING


               On September 9, 1996, the Company acquired substantially all of the assets of Enterprises, the Company's largest franchisee, pursuant to the Reorganization Agreement. In the Acquisition, the Company acquired, among other things, TPI Restaurants, Inc., in exchange for a total of 6,785,114 shares of Common Stock, or 0.3283 shares of Common Stock for each share of common stock of Enterprises then outstanding (the "Exchange Ratio"), and the Company's assumption of certain obligations of Enterprises. Under the Reorganization Agreement, Enterprises is required to liquidate and dissolve following the closing of the Acquisition, in accordance with the Plan of Complete Liquidation adopted by its shareholders at a meeting held on August 21, 1996.

               When the Acquisition was consummated, Enterprises had outstanding Enterprises Options which had been granted to directors, officers and employees of Enterprises and its subsidiaries under the TPI Plans. The Reorganization Agreement provided for the continuation of the right to acquire shares under the Enterprises Options through the replacement of the Company's options to purchase shares of Common Stock.

               As contemplated by the Reorganization Agreement, the Board adopted the Shoney's, Inc. 1996 Stock Option Plan in August 1996 to authorize the grant of the Replacement Options, in exchange for (and substitution of) the Enterprises Options outstanding at the Closing.


                                USE OF PROCEEDS


               The principal reason for the Offering is to fulfill the Company's obligation under the Reorganization Agreement to offer Shares under the Replacement Options. Net proceeds received by the Company upon the exercise of the Replacement Options will be used by the Company for general corporate purposes. The Company has no specific plans for the proceeds.

                         INFORMATION REGARDING THE PLAN

               GENERAL. The Shoney's, Inc. 1996 Stock Option Plan was adopted by the Board in August 1996. The address and telephone number that participants in the Plan may use to obtain additional information about the Plan and its administrator are: Shoney's, Inc., 1727 Elm Hill Pike, Nashville, Tennessee 37210; (615) 391-5201. Questions may be directed to the Company's Secretary and Treasurer, F.E. McDaniel, Jr., at the same address and telephone number. The Plan is not subject to the Employee Retirement Income Security Act of 1974.

               PURPOSE. The purpose of the Plan is to continue and consolidate into one plan the TPI Plans of Enterprises, to the extent they were assumed by the Company pursuant to the Reorganization Agreement.

               In connection with its acquisition of substantially all of the assets of Enterprises, the Company did not assume any obligation of Enterprises with respect to stock options granted under the TPI Plans other than the obligation to issue shares of Common Stock upon a participant's timely exercise of stock options, as authorized by the Plan. The exchange, and substitution, of stock options contemplated by the Plan shall not affect the right of participants to participate in cash distributions by Enterprises in its liquidation and dissolution following the Closing, in accordance with the Plan of Complete Liquidation adopted by its shareholders at a meeting held on August 21, 1996.

               ADMINISTRATION. The Plan is administered by the Human Resources and Compensation Committee of the Board of Directors. Members of the Committee are appointed by the Board from its membership. Members of the Committee serve at the discretion of the Board and may be removed from the Committee by a vote of the Board.

               The interpretation by the Committee of any provisions of the Plan, the TPI Plans and the stock option agreements entered into pursuant to the Plan is final, conclusive, and binding upon all persons. The Committee has exclusive jurisdiction to determine all questions relating to the administration of the Plan and options granted under the Plan, including, without limitation, matters relating to the exercisability and terms of options, conditions imposed on the granting of options and the terms of the option agreements consistent with the terms of the Plan.

               AMENDMENT, SUSPENSION OR TERMINATION. The Board may, at any time, amend, suspend or terminate the Plan in any respect that it may deem to be in the best interests of the Company.

               TERM. The Plan will expire on November 21, 2004 unless earlier terminated by the Board of Directors. No option can be granted under the Plan after its termination. However, any option granted under the Plan prior to its termination may be exercised in accordance with its terms.


                              PURCHASE AND PAYMENT
                               FOR SHARES OFFERED


               Each Replacement Option is evidenced by an option agreement signed by the Optionee and by an executive officer of the Company on behalf of the Company. Every Optionee, upon acceptance of such option agreement, will be bound by the terms and restrictions of the Plan and of the option agreement. The following summarizes certain terms and conditions of the option agreements. In addition, the option agreements may contain such other terms and conditions that are not inconsistent with the Plan as the Committee may deem appropriate. Optionees are urged to read carefully the terms and conditions contained in their individual stock option agreements.

               NUMBER OF SHARES. The actual number of Shares subject to a Replacement Option is set forth in the option agreement of each Optionee. The number of shares of Common Stock granted is determined by MULTIPLYING the number of shares of Enterprises Common Stock remaining under the Enterprises Option that was replaced as of the Closing BY the Exchange Ratio.

               The number of Shares is subject to adjustment in the event of certain changes in the Common Stock while the Replacement Option is outstanding. For example, the number of Shares may be adjusted if there is a stock dividend or stock split with respect to the Common Stock, or in the event of certain mergers or acquisition transactions. The conditions upon which and the manner in which the Shares subject to an option will be adjusted are contained in the option agreement relating to that option. Each Optionee should review the capital adjustment provisions contained in his or her option agreement carefully.

               OPTION PRICE. The option price per share of Common Stock is set forth in the option agreement. For each Replacement Option, the option price is determined by DIVIDING the exercise price per share of Enterprises Common Stock subject to the Enterprises Option in exchange for which such option is granted, BY the Exchange Ratio. The option price is not based on the current fair market value of the Common Stock, and may be significantly higher than the price at which the Common Stock is currently trading. The closing sales price of the Common Stock on the New York Stock Exchange, the principal exchange on which the Common Stock is traded, was $9.3750 on September 6, 1996.

               Like the number of shares subject to a Replacement Option, the option price is subject to adjustment in the event of certain changes in the Common Stock while the Replacement Option is outstanding. The conditions upon which and the manner in which the option price will be adjusted are contained in the option agreement relating to that option. Each Optionee should review the capital adjustment provisions contained in his or her option agreement carefully.

               OPTION PERIOD; VESTING; EXERCISABILITY. Each option agreement sets forth the term of the Replacement Option, which is the period of time over which the Replacement Option can be exercised IF it or any portion has vested. The term of each Replacement Option is generally equal to the unexpired term of the Enterprises Option that it replaces; that is, for a period of up to 10 years from the date the Enterprises Option was originally granted. The Replacement Option may expire earlier however. For example, the Replacement Option generally expires 3 months after termination of employment, extended to 1 year in the case of the Optionee's death or disability as provided in the option agreement, and expires on the date of termination of employment if the Optionee voluntarily terminates employment, is terminated for cause, or the subsidiary employing the Optionee ceases to be a subsidiary of the Company.

               Likewise, each option agreement also sets forth the vesting schedule which will determine when and to what extent the Replacement Option is currently exercisable. Generally, each Replacement Option is, and will become exercisable to the same extent that the Enterprises Option it is replacing is, or would have become, exercisable based on the original grant date of the Enterprises Option, i.e., the options vest at the rate of 20% per year over a 5 year period commencing on the first anniversary of the original grant date of the Enterprises Option.

               The procedures for exercising a Replacement Option under the Plan are contained in the option agreement. Notice of exercise and payment in full of the option price is required to exercise a Replacement Option. In some instances, the option agreement may require that the option price be paid by certified check, and may require that an Optionee purchase a minimum of at least 100 shares (or the remaining shares subject to the option, if less than 100) upon any exercise.

               TAX WITHHOLDING. The Company's obligation to deliver shares on the exercise of a Replacement Option will be subject to satisfaction of any applicable tax withholding requirements, and the Company, in




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

its sole discretion, may withhold shares otherwise transferable to an Optionee upon exercise of an option in order to satisfy such withholding requirements.


                        RESTRICTION ON RESALE OF SHARES


               The Replacement Options are not transferable other than by will or the laws of descent and distribution. Replacement Options may be exercised during the lifetime of an Optionee only by the Optionee. The option agreement evidencing each Replacement Option identifies who will have the right to exercise an option after the death of an Optionee.

               Shares purchased may be resold without restriction under the exemption from registration provided by Section 4(1) of the Securities Act of 1933, as amended (the "Securities Act"), unless they are purchased by an "affiliate" of the Company. An "affiliate" may resell such shares only under an appropriate effective registration statement under the Securities Act or pursuant to an available exemption from registration.

               An "affiliate" is defined under the Securities Act as a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Company. In general, executive officers or any other persons with the power of management who can direct the policies of the Company and relatives of such persons, among others, may be deemed to be affiliates of the Company.

               If an affiliate wishes to resell or reoffer Shares received under the Plan, and if a registration statement were not in effect with respect to such Shares, the affiliate would be obligated, as a precondition to any such resale or reoffer, to comply with either (i) Rule 144 under the Securities Act, which, among other things, limits the number of Shares which may be sold in any three month period to one percent of the Company's outstanding Shares, or the average weekly trading volume in the Shares over the prior four weeks, whichever is greater, or (ii) any other provision of the Securities Act exempting resales of securities from registration.

               Further, under Section 16(b) of the Securities Exchange Act of 1934, as amended, any profits from purchases and sales, or sales and purchases, of the Shares within any period of less than six (6) months by executive officers, directors, or 10% shareholders may be recoverable by the Company, and an executive officer, director or 10% shareholder may not sell or otherwise transfer the Shares purchased under the Plan during the six (6) month period after such a purchase. Under current regulations, the exercise of an option granted under the Plan would not be considered a "purchase" within the meaning of Section 16(b) so long as the option is not "out-of-the-money".

               Each holder of a Replacement Option who may be an affiliate should, prior to reselling or reoffering any Shares purchased, consult counsel to determine whether he or she may be subject to any of the foregoing restrictions.


                     TAX CONSEQUENCES OF PURCHASING SHARES


               FEDERAL INCOME TAX TREATMENT. The Plan is not, nor is it intended to be, qualified under Section 401(a) of the Code. The grant of an option under the Plan has no immediate federal income tax consequences to the Company or to the Optionee. When an option is exercised, the excess of the then fair market value of the Common Stock over the option price will constitute ordinary income to the optionee. The Company will be required to capitalize the portion of the ordinary income recognized by the Optionee that is attributable to services performed for Enterprises or its subsidiaries and will be entitled to deduct the portion attributable to services performed for the Company or its subsidiaries. Upon disposition of the stock by the employee, long-term or short-term capital gain or loss, as the case may be, will be recognized, equal to the difference between the amount realized on such disposition and the tax cost for the stock, which will include the amount previously recognized as ordinary income. The holding period for capital gains purposes will commence on the day the Optionee acquires the Shares pursuant to exercise of the option.

               Any ordinary income realized by the Optionee will constitute wages for federal income and employment tax purposes. Accordingly, the Company may make whatever arrangements are necessary to ensure that funds equaling the amount of income and employment taxes required to be withheld are available for payment.

               STATE INCOME TAX TREATMENT. The grant, exercise and/or subsequent sale of shares acquired upon exercise of an option awarded under the Plan may also have state and local tax effects. While these tax effects will depend on the jurisdictions involved, such as where the Optionee is employed and where he or she resides, generally, the grant, exercise and/or subsequent sale of Shares acquired upon the exercise of a Replacement Option has state income tax consequences similar to the federal income tax consequences described above.

               The foregoing summary is a general summary of the significant federal and state income tax consequences of nonqualified stock options. This summary is not intended to be an exhaustive discussion of all of the relevant tax issues related to such options, nor should it be viewed as tax advice for the Optionee. Rather, it represents the Company's best understanding of the primary federal and state income tax ramifications involved in connection with such options under the Code. Optionees are strongly advised to consult their own tax advisors with respect to the federal, state and local tax consequences of these options.

                                    EXPERTS


               The consolidated financial statements and schedule of Shoney's, Inc. appearing in the Company's Annual Report (Form 10-K) for the fiscal year ended October 27, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


               The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") are specifically incorporated herein by reference:

               A. The Company's Annual Report on Form 10-K for the fiscal year ended October 27, 1996, filed with the Commission on January 27, 1997;

               B. The description of the Company's Common Stock that is contained in the Company's registration statement on Form 10 filed under the Exchange Act with the Commission on February 27, 1970, including any amendment or report filed for the purpose of updating such description; and

               C. The description of the Company's Rights to Purchase Common Stock that is contained in the Company's registration statement on Form 8-A filed under the Exchange Act with the Commission, including any amendment or report filed for the purpose of updating such description.

               All documents filed by the Company with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

               Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.





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